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                                                                EXHIBIT 99.8(x)

                             RULE 22c-2 AGREEMENT

       This Rule 22c-2 Agreement is entered into by and between Putnam Fiduciary Trust Company ("PFTC"), transfer agent, dividend-disbursing agent and shareholder servicing agent for the Fund, Putnam Retail Management Limited Partnership ("PRM"), underwriter and distributor of the Fund, and Minnesota Life Insurance Company ("Intermediary").

       WHEREAS, Putnam Variable Trust, PRM and Intermediary have entered into a Participation Agreement (the "Existing Agreement"), pursuant to which Intermediary purchases shares in the Fund on behalf of variable annuity and variable life insurance separate accounts ("separate accounts") to be offered as investment options within variable life and/or variable annuity contracts ("Contracts");

       WHEREAS, PRM, PFTC and Intermediary desire to enter into this Rule 22c-2 Agreement ("22c-2 Agreement") in compliance with Rule 22c-2 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), which shall supplement the terms of the Existing Agreement.

       NOW THEREFORE, in consideration of the promises herein, PFTC, PRM and Intermediary agree as follows:

I. Agreement to Provide Information. Intermediary agrees to provide the Fund, PFTC and/or PRM, upon written request from any of them, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII"), and the Contract owner number or participant account number, if known, associated with Shareholder(s) holding or owning Shares through the separate account(s) and the amount, date and transaction type (purchase, redemption, transfer, or exchange), for each such Shareholder, of every purchase, redemption, transfer, or exchange of Shares held or owned through a separate account maintained by Intermediary during the period covered by the request, as well as the name or other identifier of any investment professional(s) associated with the Shareholder(s) or separate account(s) (if known). Unless otherwise specifically requested by the Fund, PFTC and/or PRM, Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions. The foregoing information shall be collectively referred to herein as the "Shareholder Information."

       a. Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which Shareholder Information is sought. Notwithstanding the foregoing, the Fund, PFTC and/or PRM may request Shareholder Information older than 90 days from the date of the request as deemed necessary or desirable to investigate compliance with policies established from time to time by the Fund for the

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              purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

       b. Form and Timing of Response. Intermediary agrees to provide promptly, upon request of the Fund, PFTC and/or PRM, the Shareholder Information. If requested by the Fund, PFTC and/or PRM, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom the Fund, PFTC and/or PRM has received Shareholder Information is itself a financial intermediary ("indirect intermediary," within the meaning of Rule 22c-2 of the Investment Company Act). If such person is determined to be an indirect intermediary, then, upon further request of the Fund, PFTC and/or PRM, Intermediary shall promptly do either of the following: (i) provide (or arrange to have provided), to the Fund, PFTC and/or PRM, the Shareholder Information for those Shareholders who hold an account with an indirect intermediary; or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund, PFTC and/or PRM whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.

              To the extent practicable, the format for any transaction information provided to the Fund, PFTC and/or PRM should be consistent with the NSCC Standardized Data Reporting Format provided, however, that the provisions of this paragraph shall not require the Intermediary to use the NSCC Standardized Data Reporting System.

       c. Limitations on Use of Information. Without the prior written consent of Intermediary, PFTC and PRM agree not to use the information received for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements of the Fund, PFTC and/or PRM; and in all cases such information shall be subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) as may be applicable to PFTC and PRM.

II. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund, PFTC and/or PRM to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund, PFTC and/or PRM as having engaged in transactions in Shares (directly or indirectly through Intermediary's separate account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. Unless otherwise directed by the Fund, PFTC and/or PRM, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated

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       Transfer Redemptions that are effected directly or indirectly through
       Intermediary.

       Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

       Minnesota Life Insurance Company
       400 Robert Street North
       St. Paul, Minnesota 55101-2098
       Attention: Christina Moore
       Phone: 651-665-4715
       E-mail: Christina.moore@securian.com

       a. Form of Instructions. Instructions must include the TIN, ITIN, or GII, and the specific individual Contract owner number or participant account number associated with Shareholder, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII or the specific individual Contract owner number or participant account number associated with Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

       b. Timing of Response. Intermediary agrees to promptly execute instructions from the Fund, PFTC and/or PRM to restrict or prohibit trading.

       c. Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund, PFTC and/or PRM that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

III. Remedy. In the event that Intermediary fails or refuses to comply with Sections I and II above, the Fund, PFTC and/or PRM may restrict or prohibit Intermediary from purchasing, on behalf of itself or other persons, including without limitation indirect intermediaries, securities issued by the Fund. For purposes of this Section III, "purchasing" does not include the automatic reinvestment of dividends.

IV. Amendment. PFTC and PRM, acting for themselves or on instructions from the Fund, may amend this 22c-2 Agreement to the extent necessary to comply with any changes to Rule 22c-2 by providing thirty (30) days advance written notice of such amendment to Intermediary.

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V.     Effective Date. This Agreement shall be effective as of April 16, 2007, or such other date as agreed to between the parties, provided that the provisions dealing with the Fund's ability to request and receive transmissions of shareholder data shall be effective October 16, 2007.

VI. Instructions. PFTC and PRM are entering into this 22c-2 Agreement on their own behalf, as well as on behalf of the Fund, and any instructions or directions given by PFTC or PRM shall be deemed to be given by the Fund as well.

VII.   Definitions. For purposes of this paragraph:

       a. The term "Fund" means each Putnam mutual fund covered under the Existing Agreement, and any amendment thereto, that constitutes a "Fund" as defined in Rule 22c-2(c)(2), and that does not constitute an "excepted fund" as defined in Rule 22c-2(b), under the Investment Company Act.

       b. The term "promptly" means as soon as reasonably practicable, but not later than five business days after Intermediary receives instructions or a request from the Fund, PFTC and/or PRM.

       c. "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of "dollar cost averaging" programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit;
              (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or
              (v) prearranged transfers at the conclusion of a required free look period.

       d. The term "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed:
              (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

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       e.     The term "Shares" means the redeemable securities issued by a
              Fund that are held of record by Intermediary.

       f. The term "Shareholder" includes the beneficial owner of Shares, whether the Shares are held directly or by Intermediary in nominee name.

       g. The term "written" includes electronic writings and facsimile transmissions.

VIII.  Construction and Cooperation.

       a. Construction of the Agreement; Fund Participation Agreements. The parties have entered into one or more Fund Participation Agreements between or among them for the purchase and redemption of shares of the Fund by the Accounts in connection with the Contracts. This Agreement supplements those Fund Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Fund Participation Agreement, the terms of this Agreement shall control. This Agreement shall be governed by and construed with the laws of the State of Minnesota.

       b. Mutual Cooperation. The Fund and Intermediary agree to cooperate with one another in the development of abusive trading policies that take into consideration the legality of enforcing these limits with respect to certain Shareholders whose existing Contracts impose no or inconsistent trading limits. Fund and Intermediary also agree to cooperate with one another in the development of Intermediary's own market timing policies with respect to its contracts.

IX. Termination. This Agreement will terminate upon the termination of the Fund Participation Agreements.

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   IN WITNESS WHEREOF, Intermediary, PRM and PFTC have caused this 22c-2
Agreement to be executed by their duly authorized officers.

PUTNAM FIDUCIARY TRUST COMPANY          MINNESOTA LIFE INSURANCE COMPANY

By:    -------------------------------  By:    -------------------------------
Name:  Steven Krichmar                  Name:  Bruce P. Shay
Title: President                        Title: Senior Vice President
Date                                    Date:
       -------------------------------         -------------------------------

PUTNAM RETAIL MANAGEMENT
LIMITED PARTNERSHIP

By:    -------------------------------
Name:  Mark Coneeny
Title: Managing Director
Date:
       -------------------------------

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